EXHIBIT 99.1

Golar LNG Limited Dividend Information

Hamilton, Bermuda, Feb. 28, 2014 (GLOBE NEWSWIRE) -- Reference is made to the fourth quarter 2013 report released on February 28, 2014. Golar LNG will be trading ex-dividend of a total dividend of $0.45 per share on March 10, 2014. The record date will be March 12, 2014 and the dividend will be paid on or about March 24, 2014.

Golar LNG Limited
Hamilton, Bermuda
28 February, 2014

HUG#1765684